SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: April 1, 2008

Commission File Number: 001-10137

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant’s name into English)

c/o 17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):  ☐

INFORMATION CONTAINED IN THIS REPORT

                Excel Maritime Carriers Ltd. (the “Company”) held a Special Meeting of Shareholders on April 1, 2008 (the “Special Meeting”) where the shareholders voted to approve and adopt a proposed amendment to the Company’s Restated Articles of Incorporation providing for a change in the structure and composition of the Company’s Board of Directors in connection with the Company’s proposed merger with Quintana Maritime Limited.  Details concerning the proposed amendment may be found in the Company’s registration statement on Form F-4 that has been filed with the Securities Exchange Commission in connection with the proposed merger.  Attached hereto as Exhibit 1 is a press release by the Company announcing the results of the Special Meeting.